Exhibit 99.10

Principal Officers:

Keith M. Braaten, P. Eng.

President & CEO

Jodi L. Anhorn, P. Eng.

Executive Vice President & COO

Officers / Vice Presidents:

Terry L. Aarsby, P. Eng.

Caralyn P. Bennett, P. Eng.

Leonard L. Herchen, P. Eng.

Myron J. Hladyshevsky, P. Eng.

Bryan M. Joa, P. Eng.

Mark Jobin, P. Geol.

John E. Keith, P. Eng.

John H. Stilling, P. Eng.

Douglas R. Sutton, P. Eng.

James H. Willmon, P. Eng.

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

Penn West Petroleum Ltd.

200, 207 – 9th Avenue SW

Calgary, AB T2P 1K3

We refer to: (i) our report dated February 8, 2012 and effective as of December 31, 2011, evaluating the crude oil, natural gas and natural gas liquids reserves and the net present value of future net revenue attributable to certain of the oil and natural gas properties of Penn West Petroleum Ltd. (“Penn West”) effective as at December 31, 2011 and (ii) our report dated February 6, 2012 and effective as of December 31, 2011 consolidating the independent evaluations and audit of Penn West’s oil and natural gas properties as at December 31, 2011 prepared in separate reports by GLJ Petroleum Consultants Ltd. and Sproule Associates Limited (collectively, the “Reports”). We hereby consent to the use and reference to our name and the Reports, and the information derived from the Reports, as described or incorporated by reference in: (i) Penn West’s Annual Report on Form 40-F for the year ended December 31, 2011; and (ii) Penn West’s Registration Statement on Form F-3 (No. 333-171675), filed or to be filed with the United States Securities and Exchange Commission.

Yours truly,

GLJ PETROLEUM CONSULTANTS LTD.

“Originally Signed by”

Bryan M. Joa, P. Eng. Vice President

Dated: March 15, 2012

Calgary, Alberta

CANADA